ARIEL RESOURCES LTD

Suite 214 –3540 West 41st
Vancouver, B.C. V6N 3E6
(604) 689 1105 Fax (604) 682-0318
email - ariel1@telus.net

03003332

03 JAN 21 AM 7:21

SUPPL

January 07, 2003

Office of International Finance
Securities and Exchange Commission
450 5th Street
Washington, DC 20549

Attention: Rachel Menzies

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Ref: Commission File No. 0-25876 (file 82-1705)

Dear Sirs:

Enclosed is our auditor's Independent Report, dated February 13, 2002 where he specifically points out that the financial statements dated September 30, 2001 have been prepared in conformity with Canadian generally accepted accounting principals, which are different from US generally accepted accounting principles. These differences have been reported and their effect summarized in Note 8 to the financial statements.

If you require any additional information in this regard please do not hesitate to contact us.

Yours truly,

Art Charpentier

Art Charpentier
Office Manager

dw 1/27

STEELE & CO.*
CHARTERED ACCOUNTANTS
*Representing incorporated professionals

SUITE 808
808 WEST HASTINGS STREET
VANCOUVER, B.C., CANADA V6C 1C8

TELEPHONE: (604) 687-8808
TELEFAX: (604) 687-2702
EMAIL: email@steele-co.ca

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Ariel Resources Ltd.

We have audited the accompanying consolidated balance sheets of Ariel Resources Ltd. as of September 30, 2001 and 2000 and the related consolidated statements of operations and deficit and cash flow for the years ended September 30, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ariel Resources Ltd. as of September 30, 2001 and 2000 and the results of its operations and its cash flow for each of the years ended September 30, 2001, 2000 and 1999, in conformity with generally accepted accounting principles consistently applied.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and there is no revenue stream from operations. As a result, there is uncertainty about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The accompanying financial statements have been prepared in conformity with Canadian generally accepted accounting principles which are different from U.S. generally accounting principles. These differences have been reported and their effect summarized in Note 8.

Steele & Co.

Vancouver, Canada
February 13, 2002

"STEELE & CO."
CHARTERED ACCOUNTANTS